02050719

PE
7-31-02

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of July, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated July 23, 2002, announcing Registrant's statement on StarBand's settlement with EchoStar.

Attached hereto and incorporated by reference herein is Registrant's press release dated July 30, 2002, announcing the continuation of Registrant's business expansion in Kazakhstan with 400 new sites as well as other new contracts for networks comprising of more that 1000 sites throughout Africa.

Attached hereto and incorporated by reference herein is Registrant's press release dated July 31, 2002, announcing that Registrant's local partner Gilat Alldean (Africa), received a license to be second VSAT data networks operator in Kenya.

Attached hereto and incorporated by reference herein is Registrant's press release dated July 31, 2002, announcing the provision by Registrant of a satellite communications network to the Turkish Weather and Water Monitoring Agencies.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: Yoav Leibovitch
Chief Financial Officer

Dated: August 6, 2002

Click here for GILTF stock quote/chart

BW2661 JUL 23,2002 14:45 PACIFIC 17:45 EASTERN

(BW)(GILAT-SATELLITE-NETWORKS)(GILTF) Gilat Statement on StarBand Settlement with EchoStar

Business Editors

PETAH TIKVA, Israel--(BUSINESS WIRE)--July 23, 2002--

¶ (The following statement on the U.S. Bankruptcy Court's final approval of StarBand's settlement with EchoStar Communications should be attributed to Gilat Chairman & Chief Executive Officer Yoel Gat.)

"The business of delivering high-speed Internet access by satellite to consumers is challenging in today's environment."

"We applaud EchoStar for working with StarBand to reach an amicable agreement."

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, following the execution of a definitive agreement and regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

--30--ad/ny*

CONTACT: Gilat Satellite Networks Ltd.
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com

or
RFBinder Partners
Magda Gagliano, 212/994-7549
Magda.Gagliano@RFBinder.com

KEYWORD: ISRAEL INTERNATIONAL AFRICA/MIDDLE EAST
INDUSTRY KEYWORD: INTERNET TELECOMMUNICATIONS
SOURCE: Gilat Satellite Networks Ltd.

BW2380 JUL 30,2002 7:24 PACIFIC 10:24 EASTERN

(BW)(GILAT-SATELLITE-NTWKS)(GILTF) Gilat Continues Its Business Expansion in Kazakhstan With 400 New Sites

Business & Telecommunications Editors

PETAH TIKVA, Israel--(BUSINESS WIRE)--July 30, 2002--

Astel to use DialAw@y IP(TM) telephony and Internet networks to serve state postal service and pension center

Gilat Satellite Networks Ltd. (Nasdaq:GILTF) today announced it has been selected by Astel OJSC to supply two satellite rural telephony/Internet networks of 200 sites each for the Kazakhstan State Postal Office (KazPost) and the State Center on Pension Payment.

The two DialAw@y IP VSAT networks will be operated by Astel OJSC, one of Kazakhstan's largest telecommunication operators (telcos). Astel successfully deployed its first, 100-site DialAw@y IP network last year. The new networks will provide corporate telephony, fax, data, Internet, e-mail, e-post and e-government services to rural users across Kazakhstan. Deployment of the State Pension network is expected to be completed by the end of the third quarter, while the KazPost network is expected to be completed by the end of this year.

Alexey V. Vaganov, Marketing Director of ASTEL OJSC said, "In a region as vast as Kazakhstan, only VSAT technology can provide services to users in remote areas. Gilat has proven that its DialAw@y IP technology - with telephony, data and Internet on a single platform -- is ideal for our customers. This technology, combined with Gilat's excellent customer support and worldwide experience, results in a highly reliable solution."

Erez Antebi, Gilat's General Manager for Asia, Africa and Pacific Rim, said, "Our continued relationship with Astel - one of the country's largest telcos and Internet providers -- demonstrates our commitment to this growing market in Kazakhstan. The services provided by the VSAT networks, for both KazPost and the State Pension Center, will allow thousands of citizens to benefit from vital services to which they would not otherwise have had access."

The Kazakh Post Office network is the latest example of VSAT technology bringing government postal services to residents across a country. Similar applications provided by Gilat exist in China, Brazil and in the United States. The application of the United States Postal Service is one of the largest VSAT networks in the world, with some 11,000 sites already installed and with a potential to expand considerably.

DialAw@y IP is one of the only VSAT products capable of providing high-speed Internet connectivity and toll-quality telephony service on a single, low-cost platform. Each unit supports a PC/LAN connection and up to six telephone channels. It is a low-cost solution for the fulfillment of Universal Service/Access Obligations, Public Call Office requirements and small office/home office (SOHO) requirements for bundled telephony and Internet access.

DialAw@y IP networks are rapidly deployed, highly scalable and field upgradable. The remote equipment functions in extreme weather conditions, has a long lifespan and can be monitored from a distance. Ultra-low power consumption (less than 25W) enables the units to operate in remote locations that have minimal or no electricity, by incorporating a single-panel solar system or power generators.

In May, Gilat announced three additional deals in Kazakhstan with CJSC Kazakhstan Telecommunications, OJSC KazTransCom and CJSC NC KazMunayGas. With the addition of the new networks announced today, some 1,800 Gilat VSATs will be deployed throughout the country.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, following the execution of a definitive agreement and regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), Skystar 360E(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

--30--sdg/ny*

CONTACT: Gilat Media Contact:
Barry Spielman, +972-3-925-2201
barrys@gilat.com
or
Gilat Investor Contact:
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com

KEYWORD: ISRAEL KAZAKSTAN INTERNATIONAL AFRICA/MIDDLE EAST ASIA PACIFIC
INDUSTRY KEYWORD: TELECOMMUNICATIONS COMPUTERS/ELECTRONICS HARDWARE NETWORKING INTERNET E-COMMERCE
SOURCE: Gilat Satellite Networks Ltd.

Business Wire

Click here for GILTF stock quote/chart

BW2297 JUL 31,2002 7:39 PACIFIC 10:39 EASTERN

(BW)(GILAT-SATELLITE-NETWORKS)(GILTF) Gilat's Local Partner Gilat Alldean - Africa-, Receives License to be Second VSAT Data Networks Operator in Kenya

Business Editors

PETAH TIKVA, Israel--(BUSINESS WIRE)--July 31, 2002--Gilat Satellite Networks Ltd. (Nasdaq: GILTF):

Company announces new contracts for networks comprising of more than 1,000 sites throughout the continent amidst growing business in Africa

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its local partner in Kenya, Gilat Alldean (Africa) Limited has received a license to be the country's second VSAT data networks operator.

By providing this license, the country's telecommunications regulator, the Communications Commission of Kenya (CCK), in effect broke the monopoly of a single VSAT networks operator in Kenya, a phenomenon that exists in most African countries. Gilat also announced a slew of new VSAT contracts with customers in Kenya, Tanzania, Ethiopia, Mozambique, the Democratic Republic of Congo and Rwanda.

In Kenya, operating under the name "NyoyaSat", Gilat Alldean (Africa) is deploying DialAw@y IP, FaraWay and Skystar 360E hubs, and several networks of each platform throughout the country, providing private corporate data networks. Gilat Alldean will now be offering high-speed data networks to corporations, SME's, government agencies and NGO's across Africa based on the Skystar 360E, DialAw@y IP and FaraWay platforms.

In Tanzania, the country's largest IP operator, Satcom Networks Africa Ltd., in an initial order, is installing a Skystar Advantage hub and some one hundred sites across the country. Satcom Networks Africa Ltd., which is also an ISP, will be providing its customers, which include banks and Tanzanian government ministries, with private data networks and IP applications.

Ethiopian Telecom Corporation (ETC), a long time Gilat customer, has completed upgrading its DialAw@y IP and FaraWay telephony networks, and is adding several hundred rural telephony sites across Ethiopia. As part of the upgrade to the existing several hundred sites, the network is now totally digital and IP enabled. Gateways with digital, rather than analog interfaces, and multiple E1 interfaces, have been added to all the network switches.

In Mozambique, licensed operator Satcom is installing 150 DialAw@y IP sites for corporate networks. The mesh VSAT networks will provide IP and voice for virtual private networks (VPN).

In the Democratic Republic of Congo (DRC), local operator TATEM TELECOM is installing an initial order of more than 150 remote DialAw@y IP sites for rural telephony applications throughout the country.

In Rwanda, Artel Communications is installing a DialAw@y IP network, which includes a hub and an initial order of 100 VSAT terminals. The network is expected to be used by Artel to provide customers and businesses with telephony and high-speed Internet service in education, health care, financial services and government markets in Rwanda and Central Africa.

DialAw@y IP is one of the only VSAT products capable of providing high-speed Internet connectivity and toll-quality telephony service on a single, low-cost platform. Each unit supports a PC/LAN connection and up to six telephone channels. It is a low-cost solution for the fulfillment of Universal Service/Access Obligations, Public Call Office requirements and small office/home office (SOHO) requirements for bundled telephony and Internet access.

The Skystar 360E platform offers a flexible, two-way satellite-based solution enabling interactive broadband IP and multicasting applications. With DVB standards and extensive P capabilities, the 360E supports virtually any data and IP multicast application.

Erez Antebi, Gilat's Vice President and General Manager for Asia, Africa and Pacific Rim, said, "We are very pleased that the Communications Commission of Kenya has decided to allow competition in the VSAT communications sector and provide our partner Gilat Alldean with a license to operate. Already now, we have many times the number of VSATs installed in Kenya as does the operator that functioned alone until now. We hope that this bold move, which ultimately will reward the citizens of Kenya, will be followed by other countries in the region." Antebi added, "The new contracts announced here demonstrate Gilat's continued expansion of its business in Africa. Thousands of users throughout the continent now have access to Gilat VSAT technology in the enterprise and rural telephony markets, and soon many others will have broadband Internet access as well."

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, following the execution of a definitive agreement and regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), Skystar 360E(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

--30--rlg/ny*

CONTACT: Gilat Satellite Networks
Media:
Barry Spielman, +(972)3-925-2201
barrys@gilat.com
Investors:
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com

KEYWORD: ISRAEL INTERNATIONAL AFRICA/MIDDLE EAST
INDUSTRY KEYWORD: TELECOMMUNICATIONS
SOURCE: Gilat Satellite Networks

BW2205 AUG 01,2002 6:50 PACIFIC 09:50 EASTERN

(BW)(GILAT-SATELLITE-NETWORKS)(GILTF) Gilat Provides Satellite Communications Network to Turkish Weather and Water Monitoring Agencies

Business Editors

PETAH TIKVA, Israel--(BUSINESS WIRE)--July 31, 2002--

Vital Meteorological and Hydrological Data to be Transmitted Via Skystar Advantage(R) VSATs

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced it has been selected by a Turkish government agency to provide a 356-site satellite communications network for use by the Turkey Emergency Flood and Earthquake Recovery Project (TEFER).

Gilat will provide one Skystar Advantage central satellite hub system to Turkey's General Directorate of State Meteorological Works (DMI) and one hub system to the Directorate of State Hydrological Works (DSI). The VSAT terminals are expected to be used by both agencies to increase communications efficiency between meteorological radar systems, Automated Weather Observation Systems (AWOS), hydrological stations and airport meteorological stations. Deployment of the VSAT equipment has begun and the project is scheduled to be completed by the first quarter of 2003.

Halil Kutahya, DMI's Deputy Director General, said, "Given the critical nature of weather and water data to the safety of our population, it is our responsibility to make sure our systems are driven by the most reliable, high-performance technology available. That's why we are upgrading our communications platform to Gilat's VSAT solution. Gilat's premier technology, combined with its superior service, gives us the confidence we need to keep our people and agencies well informed."

Erez Antebi, Gilat's General Manager for Asia, Africa and Pacific Rim, said, "The selection of our technology by these important government agencies demonstrates that VSAT technology is ideally suited to power the most vital information systems. It is gratifying to know that our systems will help the Turkish people prepare for any type of natural disaster."

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster(a) 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, following the execution of a definitive agreement and regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. ((a)SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

--30--ah/ny*

CONTACT: Gilat Satellite Networks Ltd.
Media:
Barry Spielman, +972-3-925-2201
barrys@gilat.com
or
Investor
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com

KEYWORD: INTERNATIONAL AFRICA/MIDDLE EAST ISRAEL ASIA PACIFIC TURKEY
INDUSTRY KEYWORD: NETWORKING TELECOMMUNICATIONS
SOURCE: Gilat Satellite Networks Ltd.